Writer’s Direct Number	Writer’s E-mail Address
212.756.2376	eleazer.klein@srz.com

October 18, 2016

VIA EDGAR AND ELECTRONIC MAIL

Perry Hindin Special Counsel, Office of Mergers and Acquisitions Division of Corporate Finance 100 F Street, NE U.S. Securities and Exchange Commission Washington, D.C. 20549
Re:

Monster Worldwide, Inc.

Responses to Letter dated October 14, 2016 with respect to Preliminary
Consent Solicitation Statement on Schedule 14A filed by MediaNews
Group, Inc. et al.

Filed October 12, 2016

File No. 001-34209

Dear Mr. Hindin:

On behalf of MediaNews Group, Inc. and the other filing persons (collectively, the “Filing Persons”), we are responding to your letter dated October 14, 2016 (the “SEC Comment Letter”) in connection with the Revised Preliminary Consent Statement on Schedule 14A filed on October 12, 2016 (the “Revised Consent Statement”) with respect to Monster Worldwide, Inc. (“Monster” or the “Company”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Concurrently with this letter, the Filing Persons are filing a second revised Preliminary Consent Statement on Schedule 14A (the “Second Revised Consent Statement”). The Second Revised Consent Statement reflects revisions made to the Revised Consent Statement in response to the comments of the Staff in the SEC Comment Letter. Unless otherwise noted, the page numbers in the italicized headings below refer to pages in the Revised Consent Statement, while the page numbers in the responses refer to pages in the Second Revised Consent Statement. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Consent Statement.

Revised Consent Statement filed on October 12, 2016

General

1.	We note your response to prior comment 4. The revised disclosure provides that “[MNG] expect[s] the new Board to comply with its responsibilities under the Merger Agreement, which includes supporting the Tender Offer through the ‘End Date’ of November 30, 2016,” but “[s]hould the Tender Offer not have been consummated prior to such End Date, the Nominees currently intend to terminate the Merger Agreement.” Please supplement this disclosure to indicate, if true, that the Nominees will be subject to fiduciary duties when they join the Board and that any decisions that the Nominees make will be subject to the Nominees being fully informed by management and Company advisors of all relevant facts and information.

In response to your comment, the Filing Persons have supplemented the disclosure on page 2 of the Second Revised Consent Statement to state that the Nominees will be subject to fiduciary duties as directors and that any decisions made by such directors will be subject to being fully informed by management and Company advisors.

2.	The disclosure in the revised consent solicitation statement and in the Schedule 14D-9 filed by MNG on September 13, 2016 indicates that:
•	“a price of $3.40 per share greatly undervalues the Company;”
•	“there is a path forward for the Company that would create significantly more value for stockholders than selling to Randstad at such a price;” and
•	“MNG recommends that stockholders of the Company...not tender their Shares in the Tender Offer” (refer to the Schedule 14D-9 filed on September 13, 2016)

We also note disclosure indicating that “[s]hould the Tender Offer not have been consummated prior to such End Date, the Nominees currently intend to terminate the Merger Agreement.”

Please disclose whether the Nominees’ fiduciary duties as members of the new Board under such circumstances would obligate the Nominees to alter the Board recommendation that shareholders tender their shares. If the Nominees as new Board Members were so obligated and did change the Board’s recommendation, please disclose whether such action would constitute a breach under the Merger Agreement and the resulting economic consequences. Please also advise how such revised recommendation is consistent with MNG’s statements on page 2 that the Nominees support the Tender Offer through the End Date.

In response to your comment, the Filing Persons have revised and supplemented the disclosure on page 2 of the Second Revised Consent Statement to state that it is the Filing Persons’ belief that the Nominees may, upon taking positions on the Board, be required under applicable law and advice of counsel to withdraw the Board’s previous recommendation, that Randstad may terminate the Merger Agreement in such a case, and that the Company thus will be required to pay a $9 million termination fee.

Annex I

3.	Disclosure in Annex I revised in response to prior comment 13 now refers to the “Company’s Tender Offer Statement on Schedule TO-T/A, filed with the SEC on October 3, 2016.” Randstad, but not the Company, filed the Schedule TO on October 3, 2016. Please revise.

In response to your comment, the Filing Persons have revised the disclosure in the Annex to reference Monster’s Revised Preliminary Consent Revocation Statement, filed with the SEC on October 14, 2016.

* * *

Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2376.

Very truly yours,

/s/ Eleazer Klein

Eleazer Klein

Encls.